EXHIBIT 99.1

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                        CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1995 and 1994




                            EXHIBIT 99.1 (Continued)

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                                TABLE OF CONTENTS

                                December 31, 1995



LIST OF FINANCIAL STATEMENTS



  Reports of Independent Auditors

  Consolidated Balance Sheets as of December 31, 1995 and 1994

  Consolidated Statements of Operations for the Years Ended December 31,
        1995, 1994 and 1993

  Consolidated Statements of Partners' Deficit for the Years Ended
        December 31, 1995, 1994 and 1993

  Consolidated Statements of Cash Flows for the Years Ended December 31,
        1995, 1994 and 1993

  Notes to Consolidated Financial Statements


                Report of Ernst & Young LLP, Independent Auditors




The Partners
Consolidated Capital Equity Partners L.P.

We have audited the accompanying consolidated balance sheet of Consolidated Capital Equity Partners L.P. as of December 31, 1995, and the related consolidated statements of operations, changes in partners' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partnership's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Consolidated Capital Equity Partners L.P. as of December 31, 1995, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, in 1995 the Partnership changed its method of accounting for impairment of long-lived assets and for long-lived assets to be disposed of.


                                                            /s/ERNST & YOUNG LLP


Greenville, South Carolina
February 15, 1996


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Partners of
Consolidated Capital Equity Partners, L.P.:

We have audited the accompanying consolidated balance sheet of Consolidated Capital Equity Partners, L.P. (a California limited partnership) as of December 31, 1994, and the related consolidated statements of operations, partners' deficit and cash flows for the years ended December 31, 1994 and 1993. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Capital Equity Partners, L.P. as of December 31, 1994, and the results of its operations and its cash flows for the years ended December 31, 1994 and 1993, in conformity with generally accepted accounting principles.



                                                         /s/Arthur Andersen, LLP


Dallas, Texas
March 23, 1995



                            EXHIBIT 99.1 (Continued)

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                           CONSOLIDATED BALANCE SHEETS

                                 (in thousands)


                                                          DECEMBER 31,
                                                      1995           1994
 Assets
      Cash and cash equivalents                     $   2,225       $  3,393
      Securities available for sale                        --            195
      Investments in limited partnerships                 460          2,508
      Other assets                                      5,725          1,254

      Investment properties:
        Land                                           10,452         10,831
        Building and related personal property         94,906         93,660
                                                      105,358        104,491
        Less accumulated depreciation                 (68,167)       (63,288)
                                                       37,191         41,203
     Real estate assets of property in-
        substance foreclosed                               --         20,722
     Less accumulated depreciation                         --         (1,122)
                                                           --         19,600
                                                    $  45,601       $ 68,153

 Liabilities and Partners' Deficit
 Liabilities
     Accounts payable and accrued liabilities       $   3,035       $  2,038
     Mortgage notes and interest payable               25,050          4,700
     Master Loan and interest payable                 233,490        238,486
     Due to affiliates                                     --            969
                                                      261,575        246,193
 Partners' Deficit
     General Partner                                   (2,159)        (1,780)
     Limited Partners                                (213,815)      (176,260)
                                                     (215,974)      (178,040)
                                                    $  45,601      $  68,153

           See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 99.1 (Continued)

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                 (in thousands)


                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                       1995       1994        1993
 Revenues:
      Rental                                        $ 24,907   $ 22,987     $ 19,161
      Other income                                       119         77          173
        Total revenues                                25,026     23,064       19,334

 Costs and expenses:
      Interest                                        30,432     27,573       24,852
      Operating                                       16,380     15,903       12,831
      Depreciation and amortization                    6,431      6,132        5,410
      General and administrative                         965        780          756
      Loss on real estate in-substance
        foreclosed                                        --         --        4,795
      Write-down of investment properties
        and investment in limited partnerships         8,814         --           --

        Total expenses                                63,022     50,388       48,644

      Gain on real estate tax settlement                  --         --        1,108
      Gain (loss) on disposition of property              81        (31)          --
      Loss before extraordinary item                 (37,915)   (27,355)     (28,202)
      Loss on early extinguishment of debt               (19)        --           --

        Net loss                                    $(37,934)  $(27,355)    $(28,202)

 Net loss allocated to general partner (1%)         $   (379)  $   (273)    $   (282)
 Net loss allocated to limited partners (99%)        (37,555)   (27,082)     (27,920)

                                                    $(37,934)  $(27,355)    $(28,202)

           See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                  CONSOLIDATED STATEMENTS OF PARTNERS' DEFICIT
                                 (in thousands)


                                       General       Limited
                                       Partner       Partners          Total
 Partners' deficit at
      December 31, 1992               $ (1,225)      $(121,258)      $(122,483)

 Net loss for the year ended
      December 31, 1993                   (282)        (27,920)        (28,202)

 Partners' deficit at
      December 31, 1993                 (1,507)       (149,178)       (150,685)

 Net loss for the year ended
      December 31, 1994                   (273)        (27,082)        (27,355)

 Partners' deficit at
      December 31, 1994                 (1,780)       (176,260)       (178,040)

 Net loss for the year ended
      December 31, 1995                   (379)        (37,555)        (37,934)

 Partners' deficit at
      December 31, 1995               $ (2,159)      $(213,815)      $(215,974)


           See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)



                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                     1995         1994         1993
 Cash flows from operating activities:
 Net loss                                         $(37,934)    $(27,355)    $(28,202)
 Adjustments to reconcile net loss to net
  cash provided by operating activities:
    Loss on real estate in-substance
        foreclosed                                      --           --        4,795
    Gain on real estate tax statement                   --           --       (1,108)
    Depreciation and amortization                    6,440        6,132        5,410
    (Gain) loss on disposition of property             (81)          31           --
    Cash received from property in-substance
        foreclosed                                      --           --          800
    Write-down of investment properties and
        investments in limited partnerships          8,814           --           --
    Change in accounts:
        Other assets                                (2,871)        (170)           7
        Interest payable                                79       24,648       20,270
        Payable to affiliates                         (969)         349          (52)
        Accounts payable and accrued
            liabilities                              1,039          141       (1,517)
        Interest on Master Loan                     27,428           --           --

 Net cash provided by operating activities           1,945        3,776          403

 Cash flows from investing activities:
    Property improvements and replacements          (5,137)      (2,149)        (710)
    Purchase of securities available for sale           --         (195)          --
    Proceeds from sale of securities available
        for sale                                       195           --           --
    Net proceeds from the disposition of
        real estate                                     --          130           --

 Net cash used in investing activities              (4,942)      (2,214)        (710)

 Cash flows from financing activities:
    Proceeds from long-term borrowings              23,635           --           --
    Advances on Master Loan                          4,002           40        2,390
    Loan costs paid                                   (798)          --           --
    Principal payments on Master Loan              (21,661)          --           --
    Principal payments on notes payable             (3,349)        (638)        (652)

 Net cash provided by (used in)
        financing activities                         1,829         (598)       1,738

 Net (decrease) increase in cash and
        and cash equivalents                        (1,168)         964        1,431

 Cash and cash equivalents, at beginning
    of year                                          3,393        2,429          998
 Cash and cash equivalents, at end of year        $  2,225     $  3,393     $  2,429
 Supplemental disclosure of cash flow
    information:
    Cash paid for interest                        $  2,917     $  2,550     $  4,577

           See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)

                    CONSOLIDATED CAPITAL EQUITY PARTNERS L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note A - Organization and Summary of Significant Accounting Policies

Organization: Consolidated Capital Equity Partners ("EP"), a California general partnership, was formed on June 24, 1981, to engage in the business of acquiring, operating and holding equity investments in income-producing real properties. The operations of EP were financed substantially through nonrecourse notes (the "Master Loan") from Consolidated Capital Institutional Properties ("CCIP"), a California limited partnership. These notes are secured by the real properties owned by EP. The General Partner of CCIP is ConCap Equities, Inc. ("CEI"), a Delaware corporation. In November 1990, EP's general partners executed a new partnership agreement (the "New Partnership Agreement") in conjunction with the bankruptcy settlement discussed below whereby EP converted from a general partnership to a California limited partnership, Consolidated Capital Equity Partners L.P. ("CCEP"). Pursuant to the New Partnership Agreement, ConCap Holding, Inc. ("CHI"), a Texas corporation, a wholly-owned subsidiary of CEI, became the general partner of CCEP, and the former general partners of EP became limited partners of CCEP. CHI has full discretion with respect to conducting CCEP's business, including managing CCEP's properties and initiating and approving capital expenditures and asset dispositions and refinancings.

All of CEI's outstanding stock is owned by GII Realty, Inc. In December 1994, the parent of GII Realty, Inc., entered into a transaction (the "Insignia Transaction") in which, among other things, MAE-ICC, Inc., a wholly owned subsidiary of Metropolitan Asset Enhancement, L.P., an affiliate of Insignia Financial Group, Inc. ("Insignia") acquired an option (exercisable in whole or in part from time to time) to purchase all of the stock of GII Realty, Inc. and, pursuant to a partial exercise of such option, acquired 50.5% of that stock. As a part of the Insignia Transaction, MAE-ICC, Inc. also acquired all of the outstanding stock of Partnership Services, Inc., an asset manager, and Insignia acquired all of the outstanding stock of Coventry Properties, Inc., a property manager. In addition, confidentiality, non-competition, and standstill arrangements were entered into between certain of the parties. Those arrangements, among other things, prohibit GII Realty's former sole shareholder from purchasing Partnership Units for a period of three years. On October 24, 1995, MAE-ICC, Inc. exercised the remaining portion of its option to purchase all of the remaining outstanding capital stock of GII Realty, Inc. held by Gordon Realty, Inc. Pursuant to the terms of the option, MAE-ICC, Inc. acquired the remaining 49.5% of the outstanding capital stock of GII Realty, Inc.

Principles of Consolidation: CCEP owns a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. CCEP's investment in Western Can, Ltd. is consolidated in CCEP's financial statements. No minority interest liability has been reflected for the 25% minority interest because Western Can Ltd. has a net capital deficit and no minority liability exists with respect to CCEP.

The assets and liabilities at December 31, 1994, and operations from September 30, 1993, through November 30, 1995, of the Carlton House are consolidated in CCEP's financial statements pursuant to accounting guidelines regarding notes receivable in-substance foreclosed. Carlton House was transferred to CCIP in a series of transactions on November 30, 1995.

Note A - Organization and Summary of Significant Accounting Policies - continued

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents:

      Unrestricted - Unrestricted cash includes cash on hand and in banks and in money market funds. At certain times, the amount of cash deposited at a bank may exceed the limit on insured deposits.

      Restricted cash - tenant security deposits - CCEP requires security deposits from lessees for the duration of the lease and such deposits are considered restricted cash. Deposits are refunded when the tenant vacates, provided the tenant has not damaged its space and is current on its rental payments.

Restricted Escrows:

      Replacement Reserve Account: At the time of the December 15, 1995, refinancing $375,357 of the proceeds were designated for a "replacement reserve fund" for certain capital replacements (as defined in the Replacement Reserve Agreement) at Plantation Gardens, Palm Lake, Society Park East, The Knolls, Indian Creek Village and Tates Creek Village. At December 31, 1995, the balance remaining was $375,357 and is included in other assets.

      Repair Escrow Account: In addition to the Replacement Reserve Account, $2,456,056 of the refinancing proceeds were designated for a "repair escrow" to cover necessary repairs and replacements to be completed at Plantation Gardens, Palm Lake, Society Park East, The Knolls, Indian Creek Village and Tates Creek Village within one year of closing. At December 31, 1995, the balance was $2,465,056 and is included in other assets. All excess funds will be transferred into the Replacement Reserve Account.

Escrows for Taxes: These funds, held by the Partnership and the mortgage holder, are designated for the payment of real estate taxes and are included in other assets.

Depreciation: Depreciation is provided by the straight-line method over the estimated lives of the apartment properties and related personal property. For Federal income tax purposes, the accelerated cost recovery method is used (1) for real property over 15 years for additions prior to March 16, 1984, 18 years for additions after March 15, 1984, and before May 9, 1985, and 19 years for additions after May 8, 1985, and before January 1, 1987, and (2) for personal property over 5 years for additions prior to January 1, 1987. As a result of the Tax Reform Act of 1986, for additions after December 31, 1986, the modified accelerated cost recovery method is used for depreciation of (1) real property additions over 27 1/2 years and (2) personal property additions over 5 to 15 years.

Loan Costs: Loan costs of $798,088 are included in other assets and are being amortized on a straight-line basis over the life of the loans.

Note A - Organization and Summary of Significant Accounting Policies - continued

Investments: Securities available-for-sale: The General Partner determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported in a separate component of partner's capital. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in other income.

Note Receivable In-Substance Foreclosed: The note receivable secured by the Carlton House Apartment and Office Building ("Carlton House") was deemed in-substance foreclosed as of September 30, 1993. The Carlton House note receivable is deemed in-substance foreclosed because control of the property effectively rests with an affiliate of CCEP and the debtor is unable to pay debt service according to the note terms. The note receivable in-substance foreclosed is recorded at the estimated fair value of the collateral property. See "Note B."

Investments in Limited Partnerships: The investments in limited partnerships represent certain interest in three affiliated limited partnerships that were contributed by EP's general partners to the Partnership. These investments are stated at the lower of estimated fair value of the interests at the time of contribution to the Partnership or the current estimated fair value of the interests. The Partnership wrote this investment down $1 million to its estimated fair value during the third quarter of 1995. Also, in the fourth quarter of 1995, CCEP received distributions from two of the affiliated partnerships in the amount of $1,047,860. This amount was subsequently paid to CCIP as a principal payment on the Master Loan per the loan agreement.

Advertising:  The Partnership expenses the costs of advertising as incurred.

Investment Properties: Prior to 1995, investment properties were carried at the lower of cost or estimated fair value, which was determined using the higher of the property's non-recourse debt amount, when applicable, or the net operating income of the investment property capitalized at a rate deemed reasonable for the type of property. During 1995, CCEP adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. 444 De Haro has experienced a decline in its estimated net realizable value. Accordingly, the Partnership recorded approximately $2.814 million in expense for the write-down on the real estate in the year ended December 31, 1995.

Note A - Organization and Summary of Significant Accounting Policies - continued

Leases: The Partnership leases certain commercial space to tenants under various lease terms. The leases are accounted for as operating leases in accordance with Financial Accounting Standards Board Statement No. 13. Some of the leases contain stated rental increases during their term. For leases with fixed rental increases, rents are recognized on a straight-line basis over the terms of the lease. For all other leases, minimum rents are recognized over the terms of the leases.

The Partnership generally leases apartment units for twelve-month terms or less. The Partnership recognizes income as earned on these leases. In addition, management finds it necessary to offer rental concessions during particularly slow months or in response to heavy competition from other similar complexes in the area. Concessions are charged to expenses as incurred.

Lease Commissions: Lease commissions are capitalized and amortized using the straight-line method over the life of the applicable lease. At December 31, 1995 and 1994, lease commissions totaled $624,749 and $1,630,617, respectively, with accumulated amortization of $201,461 and $1,319,052, respectively. Lease commissions are included in other assets.

Allocation of Net Income: Pursuant to the Partnership Agreement, net income and net losses for both financial and tax reporting purposes are allocated 99% to the Limited Partners and 1% to CHI.

Due to Affiliates: Due to affiliates primarily represents cash flow payments owed by CCEP to CCIP in accordance with the terms of the Master Loan.

Income Taxes: No provision has been made in the financial statements for Federal income taxes because, under current law, no Federal income taxes are paid directly by CCEP. The Partners are responsible for their respective shares of CCEP's net income or loss. CCEP reports certain transactions differently for tax than for financial statement purposes.

The tax basis of the Partnership's assets and liabilities is approximately $128.8 million greater than the assets and liabilities as reported in the financial statements at December 31, 1995.

Fair Value: In 1995, the Partnership implemented Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," which requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value. The carrying amount of the Partnership's cash and cash equivalents approximates fair value due to short-term maturities. The Partnership estimates the fair value of its fixed rate mortgages by discounted cash flow analysis, based on estimated borrowing rates currently available to the Partnership.

Reclassifications: Certain reclassifications have been made to the 1994 and 1993 information to conform to the 1995 presentation.

Note B - Note Receivable Deemed in-Substance Foreclosed

CCEP held a note receivable (the "Carlton House Note") secured by a deed of trust on the Carlton House with a scheduled maturity in 1995. According to the note terms, interest accrues at 10% and compounds monthly on principal plus accrued but unpaid interest. The note receivable has been in default since 1991. As described more fully below the required debt service payments were reduced to only the amount of net cash flow from the Carlton House. CCEP recognized $150,000 of interest income related to the note receivable in the statements of operations for the year ended December 31, 1993. However, in 1994 and 1995, no interest income was recognized as no cash related to the note receivable was received by CCEP.

The Carlton House was originally owned by CCEP. In 1984, CCEP sold the Carlton House and received back a $28 million purchase money note secured by a first lien on the property. CCEP assigned this purchase money note to CCIP as additional collateral for the Master Loan. In 1986, the buyer defaulted on this purchase money note and filed for bankruptcy when CCEP attempted to foreclose on the Carlton House. Pursuant to a reorganization plan, a successor (New Carlton House Partners, "NCHP") to the buyer executed a new promissory note in the amount of $31.5 million (the Carlton House Note).

In early 1991, NCHP defaulted on the Carlton House Note. Since the default, CCEP and NCHP have negotiated a restructuring of the Carlton House Note. During the negotiating process, the owner made interim payments of $150,000 per month. In 1992, CCEP and NCHP entered into a Restructure Agreement. Pursuant to the Restructure Agreement, 1801 Tower, Inc., an affiliate of CCEP and CCIP was substituted as the new general partner of NCHP in February 1993.

In September 1993, a wholly-owned subsidiary of CCIP purchased the $20.4 million second lien mortgage note secured by the Carlton House from an unaffiliated third party. This mortgage note, which is subordinate to CCEP's Master Loan debt secured by Carlton House, remains the obligation of NCHP. As a result of the facts that (1) NCHP has no equity in the Carlton House, considering the current fair value of the Carlton House; (2) proceeds for repayment of the Carlton House Note can be expected to come only from the operations or sale of the Carlton House; and (3) NCHP effectively abandoned control of the Carlton House to CCEP when 1801 Tower, Inc. gained the general partner interest in NCHP in 1993, CCEP deemed the Carlton House Note in-substance foreclosed as of December 31, 1993. Accordingly, the net note receivable secured by Carlton House is presented as "Note Receivable in-substance foreclosed" in accompanying financial statements for 1994.

On November 30, 1995, New Carlton House Partners, Ltd., a Pennsylvania limited partnership ("NCHP"), owner of a multi-use apartment/commercial building known as The Carlton House, the Partnership, Philly Associates Inc., a Texas Corporation ("Philly"), and Kennedy Boulevard Associates, L.P., a Pennsylvania limited partnership ("KBA-I, L.P.") (an affiliate of CCIP) entered into a consensual Transfer Agreement whereby certain mortgage notes held by CCEP and Philly that are secured by The Carlton House were assigned to KBA-I, L.P. As NCHP is unable to repay the debt, the parties agreed that in order to avoid the additional costs and expenses of litigation or a judicial foreclosure, that NCHP transfer Carlton House to KBA-I, L.P. by a deed-in-lieu of foreclosure in full satisfaction of its obligations on the mortgages assigned to KBA-I, L.P. As an additional matter, the transfer of the Carlton House to KBA-I, L.P. shall be in satisfaction of a portion of the amounts owed by CCEP to the Partnership under the Master Loan Agreement. NCHP transferred The Carlton House to KBA-I, L.P. and CCIP recorded the transfer on November 30, 1995.

Summarized below are the assets, liabilities, equity and the results of operations of the Carlton House that are included in CCEP's financial statements for the years ended December 31, 1995, 1994 and 1993, prepared on the same basis as CCEP's financial statements. Any intercompany balances between CCEP and the Carlton House have been eliminated in CCEP's consolidated financial statements and the summarized financial statements set forth below:


                                                         December 31, 1994
 ASSETS                                                   (in thousands)

 Real estate:
       Land                                                   $  3,805
       Buildings and improvements                               16,917
                                                                20,722
       Less: Accumulated depreciation                           (1,122)
                                                                19,600

 Cash and cash equivalents                                       1,519
 Securities available for sale                                     195
 Prepaid expenses and other assets                                 103

       Total assets                                           $ 21,417


 LIABILITIES AND PARTNERS' DEFICIT

 Notes and interest payable                                   $     16
 Due to affiliates                                                 763
 Other liabilities                                                 467

 Total liabilities                                               1,246

 Partners' equity                                               20,171

 Total liabilities and partners' equity                       $ 21,417


Note B - Note Receivable Deemed in-Substance Foreclosed - continued


                                    For the Eleven    For the Year    For the Three
                                     Months Ended         Ended       Months Ended
                                     November 30,     December 31,    December 31,
                                        1995              1994            1993
 Rental revenue                       $ 5,705           $ 4,831         $ 1,164
 Investment income                         26                27              --
 Total revenues                         5,731             4,858           1,164

 Costs and expenses:
   Property operations                  3,747             4,108           1,371
   Depreciation                           953               920             202
   Administrative                         103                78              --
   Interest                             1,342                 3               3
   Write-down of investment
         property                       5,000                --              --
 Total costs and expenses              11,145             5,109           1,576

 Loss from operations                  (5,414)             (251)           (412)
 Gain on real estate
     tax settlement                        --                --           1,108

 Net (loss) income                    $(5,414)          $  (251)        $   696


Note C - Disposition of Real Estate

CCEP recognized a gain of approximately $134,000 related to a clubhouse fire at Tates Creek Village and a roof replacement at The Knolls. Offsetting these gains were losses of approximately $53,000 relating to roof replacements at Granada, Society Park East, Palm Lake, Indian Creek Village and Shirewood Townhomes.

During 1994, CCEP sold a building and the related parcel of land which was adjacent to the Plantation Gardens Apartments. CCEP recognized a $31,000 loss on the sale.

Note D - Master Loan and Accrued Interest Payable

The Master Loan principal and accrued interest payable balances at December 31, 1995, and December 31, 1994, are $233.5 million and $238.5 million, respectively.

Terms of Master Loan Agreement

Under the terms of the New Master Loan Agreement (as adopted in November 1990), interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Deflator for the Gross National Product subject to an interest rate ceiling of 12.5%.
The interest rates for each of the years ended December 31, 1995, 1994 and 1993 was 12.5%. Interest payments are currently payable quarterly in an amount equal to "Excess Cash Flow." If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan.
Any net proceeds from sale or refinancing of any of the Partnership's properties are paid to CCIP under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000. The General Partner has determined that the Master Loan and related interest payable has no determinable fair value since payments are limited to net cash flow, as defined, however the fair value is not believed to be in excess of the fair value of the underlying collateral.

Effective January 1, 1993, CCEP and CCIP amended the New Master Loan Agreement to stipulate that Excess Cash Flow would be computed net of capital improvements. Such expenditures were formerly funded from advances on the Master Loan from CCIP to CCEP. This amendment and change in the definition of Excess Cash Flow will have the effect of reducing Master Loan payments to CCIP by the amount of CCEP's capital expenditures, since such amounts were previously excluded from Excess Cash Flow. The amendment will have no effect on the computation of interest expense on the Master Loan for CCEP.

During 1995, CCIP advanced approximately $4 million to CCEP as an advance on the Master Loan to pay for deferred maintenance and capital improvements and to pay off certain third party mortgages. In December 1993, CCIP advanced approximately $2.1 million to CCEP as an advance on the Master Loan. CCEP then advanced approximately $2.1 million to New Carlton House Partners as an advance on the Carlton House note to pay Carlton House's 1994 property taxes. In February 1994, CCIP advanced approximately $589,000 to New Carlton House Partners ("NCHP"), as an advance on the note receivable ("Carlton House Note") secured by a deed of trust on the Carlton House Apartment and Office Building ("Carlton House"), to pay Carlton House's 1994 property taxes. In February 1994, CCIP advanced $40,000 to CCEP as an advance on the Master Loan. CCEP then advanced $40,000 to NCHP as an advance on the Carlton House Note to pay the remaining balance of 1993 property taxes. The Carlton House note was forgiven in the November 30, 1995, deed-in-lieu of foreclosure transaction. The Carlton House note had been previously written-off in the 1993 in-substance foreclosure transaction.

In connection with the transfer of Carlton House to KBA-I the General Partner of CCIP had a valuation performed on the property to determine its estimated fair value. The asset had previously been recorded on the books on the Partnership and for valuation for the Master Loan based upon appraisals performed by a third party. The last appraisal valued the property as of May 12, 1995. The General Partner believed that the information needed to evaluate the property had changed since this appraisal and that the use of updated information would ensure a more accurate recording of the transfer of this asset.

Based on its ongoing evaluation of the condition of the property, the General Partner concluded that additional information received during the fourth quarter of 1995 regarding the extent of deferred maintenance and improvements needed to the property indicated that a $5,000,000 write-down was needed to reduce the property to its estimated net realizable value. The Partnership recorded this write-down during the fourth quarter before the property was transferred to KBA-I.

Note E - Notes and Interest Payable

The principal terms of mortgage notes payable are as follows (in thousands):



                           Principal     Monthly                         Principal
                          Balance At     Payment    Stated                Balance
                         December 31,   Including  Interest   Maturity    Due At
 Property                    1995       Interest     Rate       Date     Maturity
 Indian Creek Village
   1st Mortgage             $ 4,700       $ 31       6.95%    12/01/05     $ 4,036
 The Knolls
   1st Mortgage               5,425         36       6.95%    12/01/05       4,659
 Lakeview Office Tower
   1st Mortgage               1,335         17       10.5%    09/15/07          --
 Palm Lake
   1st Mortgage               1,750         12       6.95%    12/01/05       1,503
 Plantation Gardens
   1st Mortgage               7,100         47       6.95%    12/01/05       6,097
 Society Park East
   1st Mortgage               2,060         14       6.95%    12/01/05       1,769
 Tates Creek Village
   1st Mortgage               2,600         17       6.95%    12/01/05       2,233

      Totals                $24,970       $174

At December 31, 1995, the notes payable are all nonrecourse, collateralized by deeds of trust on the real property.

The estimated fair value of CCEP's aggregate debt, excluding the Master Loan, is approximately $25,151,000. This estimate is not necessarily indicative of the amount the Partnership may pay in actual market transactions.


Note E - Notes and Interest Payable - continued

On December 15, 1995, CCEP successfully financed new mortgage notes on Plantation Gardens, Palm Lake, Society Park East, The Knolls, Tates Creek Village and Indian Creek Village. Of the $23,635,000 gross proceeds received in the refinancing, approximately $546,000 was used to pay off the old mortgage debt on Tates Creek Village. Additionally, $19,857,000 of the net proceeds was used to pay down the Master Loan to CCIP. This new debt is superior to the Master Loan.

Summary of Maturities

Principal payments on notes payable are due as follows (in thousands):


      Years Ending December 31,             Notes Payable
               1996                            $    304
               1997                                 328
               1998                                 355
               1999                                 383
               2000                                 414
         Thereafter                              23,186
           Total                               $ 24,970

Note F - Related Party Transactions

The Partnership has no employees and is dependent on the General Partner and its affiliates for management and administration of all Partnership activities.
CCEP paid property management fees based upon collected gross rental revenues for property management services in each of the years ended December 31, 1995, 1994 and 1993. For the years ended December 31, 1994 and 1993, a portion of such property management fees were paid to the unaffiliated property management companies performing day-to-day property management services and a portion was paid to Partnership Services, Inc. ("PSI") for advisory services related to day-to-day property operations. In July 1993, Coventry Properties, Inc. ("Coventry"), an affiliate of the General Partner, assumed day-to-day property management responsibility for two of CCEP's properties under the same fee arrangement as the unaffiliated management companies. Additionally, from February 1993 until December 1994, Coventry managed The Carlton House for CCEP. In late December 1994, an affiliate of Insignia Financial Group, Inc. ("Insignia"), an affiliate of the General Partner, assumed day-to-day property management responsibilities for all of CCEP's properties. Fees paid to affiliates of Insignia during the year ended December 31, 1995, and fees paid to Coventry and PSI for the year ended December 31, 1994 and 1993, are reflected in the following table.

Note F - Related Party Transactions - continued

Also, CCEP is subject to an Investment Advisory Agreement between CCEP and an affiliate of ConCap Holdings, Inc. ("CHI"). This agreement provides for an annual fee, payable in monthly installments, to an affiliate of CHI for advising and consulting services for CCEP's properties. Advisory fees paid pursuant to this agreement are reflected in the following table:


                                                     For the Years Ended
                                                         December 31,
                                                  1995        1994      1993
                                                         (in thousands)

     Property management fees                    $1,253       $740       $292
     Investment advisory fees                       233        257        257
     Lease commissions                              221        110         --


The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP activities. The General Partner and its current and former affiliates, which includes Coventry, received reimbursements for the year ended December 31, 1995, 1994 and 1993, as reflected in the following table:

                                                     For the Years Ended
                                                         December 31,
                                                  1995        1994       1993
                                                         (in thousands)

    Reimbursement for services of affiliates      $423        $319        $322

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from Consolidated Capital Institutional Properties ("CCIP") pursuant to the Master Loan Agreement. Such interest payments totaled approximately $2.5 million and $1.5 million for the year ended December 31, 1995 and 1994. The Partnership received advances under the Master Loan Agreement totaling $40,000 in February 1994. Advances of approximately $4 million were made under the Master Loan Agreement during the year ended December 31, 1995. Carlton House was transferred to CCIP on November 30, 1995, in partial settlement of the Master Loan. As a result of this transaction, CCIP relieved the Master Loan obligation by approximately $15,537,000. Additionally, the net proceeds from the financing of Plantation Gardens, Palm Lake, Society Park East, The Knolls, Tates Creek Village and Indian Creek Village of $19,857,000 were paid to CCEP to pay down the Master Loan. Also, approximately $1,048,000 of distributions received from two affiliated partnerships were paid to CCIP to pay down the Master Loan.


Note F - Related Party Transactions - continued

On July 1, 1995, CCEP began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner, who receives payments on these obligations from the agent. The amount of CCEP's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.


Note G - Revenues

Rental income on the commercial property leases is recognized on a straight-line basis over the life of the applicable leases. Minimum future rental income for the commercial properties subject to noncancellable operating leases is as follows (in thousands):


                  YEAR ENDING
                  DECEMBER 31,
                      1996                 $  2,198
                      1997                    1,823
                      1998                    1,454
                      1999                    1,227
                      2000                      798
                   Thereafter                 1,134
                                           $  8,634


There is no assurance that this rental income will continue at the same level when the current leases expire.

Note H - Real Estate and Accumulated Depreciation

The investment properties owned by the Partnership consist of the following:

(in thousands)

                                   Building
                                   & Related
                                   Personal              Accumulated   Depreciable
Description              Land      Interest     Total   Depreciation   Life-Years
 444 De Haro             $  947    $11,858   $ 12,805     $ 8,750         3-18
 Granada                    171      2,802      2,973       1,930         5-18
 Indian Creek Village     1,041      7,861      8,902       5,492         5-18
 The Knolls                 647      6,578      7,225       4,497         5-18
 Lakeview Office
   Tower                    235      3,415      3,650       2,501         5-18
 Northlake Quadrangle       980      4,030      5,010       3,119         5-18
 Village Square             272      4,101      4,373       2,978         5-18
 Plantation Gardens       1,958     12,721     14,679       8,924         5-18
 Regency                    350      6,924      7,274       4,970         5-18
 Sherwood Square            892      5,412      6,304       3,914         5-18
 Shirewood Townhomes        494      5,794      6,288       4,120         5-18
 Silverado                  628      4,523      5,151       3,375         5-18
 Society Park               966      8,052      9,018       5,821         5-18
 Society Park East          489      4,572      5,061       3,257         5-18
 Tates Creek Village        382      6,263      6,645       4,519         5-18

 Total                 $10,452     $94,906   $105,358     $68,167